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                                         Commission File No. 2-61271 and 2-72713



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

           Report on Disclosure of Information of ITO-YOKADO CO., LTD.

                              ITO-YOKADO CO., LTD.
                 (Translation of registrant's name into English)

            1-4, SHIBAKOEN 4-CHOME, MINATO-KU, TOKYO 105-8571, JAPAN
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F  x                Form 40-F
                        -----                       -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

               Yes                         No  x
                  -----                      -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b). 82-
                                                  -----------


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[Translation]


                                                                 January 9, 2004

To:  Each of the Parties Concerned

       Name of the Company:                     Ito-Yokado Co., Ltd.
       Address of Head Office:                  1-4, Shiba Koen 4-chome
                                                Minato-ku, Tokyo
       Name of Representative of the Company:   Sakae Isaka
                                                President and Representative
                                                Director
       (Securities Code No. 8264, the First Section of the Tokyo Stock Exchange)
       Addressee to Contact:                    Shiro Ozeki
                                                Director of Finance Division
                                                Tel: 03-3459-2111

   NOTICE OF DETERMINATION OF NUMBER OF SHARES OF TREASURY STOCK TO BE OFFERED

     Ito-Yokado Co., Ltd. ("the Company") hereby announces that the Company received a notice from Allottee that it will subscribe for all shares to be offered with respect to the Offering of Treasury Stock of the Company, which was resolved at and announced after the meeting of the Board of Directors held on November 25, 2003, where the Secondary Offering of the shares of common stock of the Company through purchase and underwriting by the Underwriters and through Over-allotment were also resolved:

                                   Particulars

     (1)  Final Number of Shares to be Offered:                 1,687,000 shares
                                         (Planned number of Shares to be offered
                                                               1,687,000 shares)
     (2)  Final Aggregate Offer Price:                         5,422,355,400 yen
                                         (Offer price per share    3,214.20 yen)


(Reference)

     At the meeting of the Board of Directors held on November 25, 2003, the Offering of Treasury Stock was resolved as well as the secondary offering of the shares of common stock of


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the Company through purchase and underwriting by the Underwriters and through
Over-allotment was resolved.

     With respect to the details of the Offering of Treasury Stock of the Company, please refer to the Company's news release, "Notice of Secondary Offering of the Shares and the Offering of Treasury Stock of Ito-Yokado" dated November 25, 2003.

2.   Change in Number of Treasury Stock after Offering of Treasury Stock

Present number of treasury stock:                    2,640,000 shares        (As of January 8, 2004)
Treasury stock to be offered and disposed of:        1,687,000 shares
Number of treasury stock after offering                953,000 shares


                                                                         - End -

                                       2

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                  ITO-YOKADO CO., LTD.
                                                  (Registrant)

January 9, 2004

                                                  By:   /s/ Noritoshi Murata
                                                     ---------------------------
                                                     Senior Managing Director
                                                     and Chief Financial Officer